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                           May 13, 2020

       Peter Kuo
       Chief Executive Officer
       PTK Acquisition Corp.
       4601 Wilshire Boulevard, Suite 240
       Los Angeles, California 90010

                                                        Re: PTK Acquisition
Corp.
                                                            Amendment No. 3 to
Draft Registration Statement on Form S-1
                                                            Filed May 5, 2020
                                                            CIK 0001797099

       Dear Mr. Kuo:

              We have reviewed your amended draft offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to this comment, we may have additional comments.

       Amendment to Draft Registration Statement filed on May 5, 2020

       General

   1.                                                   We note Exhibit 10.7,
the executed forward purchase contract with Primerose
                                                        Development Group Ltd.
and references to the agreement throughout your registration statement. The forward
purchase contract states, "[w]e acknowledge that Primerose
                                                        Development Group Ltd.
.... have/has expressed an intention to purchase up to 1,000,000
                                                        Units in the IPO..."
and "[w}e are pleased to hereby accept the offer you have made to purchase up to an
aggregate of 1,000,000 Shares, consisting of the IPO Shares and a number of shares equal
to the difference between 1,000,000 and the number of IPO Shares actually purchased in
the IPO...." Please tell us the exemption you are relying upon for the offer of the IPO
shares and why this agreement would not constitute a "sale" under
                                                        Section 2(a)(3) of the
Securities Act of 1933.
 Peter Kuo
PTK Acquisition Corp.
May 13, 2020
Page 2

       You may contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.



                                                        Sincerely,
FirstName LastNamePeter Kuo
                                                        Division of Corporation
Finance
Comapany NamePTK Acquisition Corp.
                                                        Office of Real Estate &
Construction
May 13, 2020 Page 2
cc:       Daniel J. Espinoza
FirstName LastName